UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

North American Natural Gas, Inc. (formerly FAR Group Inc.) (Name of Issuer)
Common Stock (Title of Class of Securities)
65704P 10 6 (CUSIP Number)
Jim Glavas
North American Natural Gas, Inc.
Suite 210-580 Hornby Street
Vancouver, BC V6C 3B6
604-687-6991
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 14, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 65704P 10 6

1.	Names of Reporting Persons. Jim Glavas I.R.S. Identification No. n/a

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,850,000

	8.	Shared Voting Power n/a

	9.	Sole Dispositive Power 9,850,000

	10.	Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,850,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

                   The title of the class of security to which this statement relates is the Common Stock of North American Natural Gas, Inc. (formerly FAR Group Inc.) whose principal executive offices is at 10203 Birchridge Drive, #810, Humble Texas, USA 77338

Item 2. Identity and Background.

(a)	Name: Jim Glavas

(b)	Residence or business address: 2366 West 12th Avenue Vancouver, B.C. Canada V6K 2N9

(c)	Present Principal Occupation or Employment: Businessman and member of the Board of Directors of North American Natural Gas, Inc.

(d)	Criminal Conviction: During the last five years, Mr. Glavas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)

Court or Administrative Proceedings:           During the last five years, Mr. Glavas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3. Source and Amount of Funds or Other Consideration: The amount of $142,200.00 was paid from Mr. Glavas' personal funds.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The common shares were purchased for investment purposes. North American Natural Gas, Inc., is currently in negotiations to acquire certain oil and gas interest. As part of the terms of the negotiations, should the transactions conclude successfully, Jim Glavas has agreed to tender some or all of the 9,850,000 he is acquiring back to the Company for cancellation.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Jim Glavas is the beneficial owner of 9,850,000 common shares being 62.1% of the outstanding shares of the Corporation.

(b)	Mr. Glavas has sole power to vote and to dispose of these 9,850,000 shares.

(c)

         Jim Glavas purchased 9,780,000 common shares of the Corporation on March 14, 2003. The transfer agent, Signature Stock Transfer Inc. of 1 Preston Park, 2301 Ohio Drive, Suite 100, Plano, Texas, USA 75093 effected the transaction on March 14, 2003 at their offices.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
03/14/2003 03/14/2003	5,340,000 4,440,000	0.01 0.02

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. n/a

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2003
North American Natural Gas, Inc. (formerly FAR Group Inc.)
By:	/s/ Jim Glavas Jim Glavas
Title:	Director

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